SCM Trust

1875 Lawrence Street, Suite 300

Denver, CO 80202

March 4, 2020

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SCM Trust (the “Registrant”)

Post-Effective Amendement No. 27 to Form N-1A – Application for Withdrawal

File Nos. 333-176060 and 811-05617

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant hereby requests that Post-Effective Amendment No. 27 to Registrant’s Form N-1A (“PEA 27”), which was filed as EDGAR submission type 485APOS with the Securities and Exchange Commission on November 21, 2019 (Accession No. 0001398344-19-020697), be withdrawn.

Staff is kindly requested to address any comments on this filing to me, at (303) 228- 8983.

Very truly yours,

/s/ Gregory T. Pusch
Gregory T. Pusch
Secretary

SCM Trust